Exhibit 99.1

Bit Origin Ltd Announces Monthly Production and Operation Update for July 2022

New York, August 8, 2022 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today provided its monthly production and operation update for July 2022.

“We are glad to announce our first monthly production and operation update for July 2022. Over the past three months, we focused on our expansion in the U.S. and made significant progress with 2,568 miners deployed. The number of Bitcoins mined and our revenue have increased by 71% and 50%, respectively, in July 2022 compared to the previous month,” said Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company. “We anticipate further improvement of our performance in the coming months as we come through the testing phases of our operations, and we are committed to our mission to become a leading Bitcoin mining company through innovations.”

•	Operation Update

Bit Origin started bitcoin mining in mining sites in Georgia and Indiana in May and June 2022, respectively. As of July 31, 2022, the total mining hash rate reached 246 PH/s with 2,568 miners installed.

Mining Site	# of Miners Installed	Hash Rate (PH/s)
Georgia	868	80
Indiana	1,700	166
Total	2,568	246

Compared with June 2022, the hash rate and the number of miners installed have increased by 196% and 205%, respectively, in July 2022, primarily attributable to the commencement of mining operations in the Indiana site.

Operating	May 31, 2022	June 30, 2022	July 31, 2022
# of Miners Installed	868	868	2,568
Hash Rate (PH/s)	80.63	80.63	246

•	Bitcoin Production and Revenue

Since the Company completed its business transformation into crypto mining in early May 2022, it has mined 15.46 Bitcoins, representing a total revenue of US$375,915 for the three months from May to July 2022.

The Company mined 8.29 Bitcoins in July and achieved a revenue of US$183,564, representing an increase of 71% and 50%, respectively, compared to the previous month.

Financials (Unaudited)	May 2022	June 2022	July 2022	Total
# of Bitcoins mined	2.33	4.84	8.29	15.46
Mining revenue (USD)	69,962	122,389	183,564	375,915

•	Mining Sites Development

As of July 31, 2022, the Company has two hosting mining sites in operation and one mining site under development. The Company is also exploring other development opportunities for mining sites around the globe, with a primary focus on the U.S.

Site One – Macon, GA, 9.49 Megawatts ("MW")

On May 25, 2022, the Company announced that it entered into a Letter of Intent to increase its mining capacity by 9.49 MW. As of July 31, 2022, due diligence and negotiations are still in the process. The Company expects to complete this transaction in the third quarter of 2022. As the transaction proceeds, the Company will publicly disclose required information through press releases or SEC filings, as appropriate.

The Company is currently operating the Georgia site on a hosting basis with a mining capacity of up to 6.1 MW.

Site Two – Marion, IN, 5.3 Megawatts ("MW")

On June 8 and July 11, 2022, the Company announced that it entered two hosting service agreements to increase mining capacity by 3 MW and 2.3 MW, respectively. As of July 31, 2022, the deployment of 1,700 miners at this site has been completed.

Site Three – Agreements with a Private Cryptocurrency Mining Investment Fund

On June 15, 2022, the Company announced that it entered into a set of definitive agreements (the "Agreements") with a private cryptocurrency mining investment fund (the "Fund"). The Fund is investing in a mining site (the “Project”) in the U.S. with a capacity of up to 75 MW. According to the Company’s press release disclosed on June 15, 2022, the Project has commenced and is expected to be completed in December 2022. In addition, steady progress in the Fund's design, planning, and electrical studies has been made to date.

The Company expects to deploy approximately 10,000 miners to the Project upon completion.

•	Miner Procurement and Deployment Schedule

As of July 31, 2022, the total miners purchased and deployed by the Company were 3,628 and 2,568 respectively.

Apart from the above-purchased miners, the Company entered into two Letters of Intent on June 1 and June 2, 2022, respectively, to purchase a total of 1,600 Antminer S19j Pro miners. The negotiation is still ongoing, and the Company expects to complete both transactions in the fourth quarter of 2022. As the transaction proceeds, the Company will publicly disclose required information through press releases or SEC filings, as appropriate.

Based on the current mining site development and miner procurement plan, the Company expects to deploy the remaining 1,060 purchased miners in the fourth quarter of 2022. Once all 3,628 purchased miners are deployed, the total hash rate is expected to reach 338 Ph/s.

Additionally, the Company is monitoring the market conditions and negotiating with miner manufacturers and traders for additional miner procurement opportunities to expand its capacity.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Lucas Wang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

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